Mail Stop – 4720

July 30, 2009

Mr. Daniel P. Myers
President
Bridge Capital Holdings
55 Almaden Boulevard
San Jose, California 95113

Re: Bridge Capital Holdings
    Form 10-K for December 31, 2008
    Form 10-Q for March 31, 2009
    File Number 1-34165

Dear Mr. Myers:

       We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Supervision and Regulation, page 5

1. Reference is made to the last paragraph under the sub-caption, "Insurance Premiums and Assessments," on page 13. In future filings, either here or in the Management

Discussion and Analysis, discuss the dollar amount of the anticipated increase in deposit insurance premiums for your company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Non-interest Income, page 32

2. We note the continued increased in international fee income recognized during the fiscal 2006 through 2008 periods. Tell us and disclose in future filings, the nature of the transactions and types of services being provided which are generating this income. Your response and future disclosures should also address the accounting treatment being followed.

Capital Resources, page 42

3. In future reports, please disclose the interrelationship of the TARP securities and the private placement. If true, specifically disclose that the sale of the TARP securities was conditional upon the company raising additional equity in the capital markets.

Consolidated Statements of Cash Flows, page 55

4. We note the recognition of $711 thousand in gains on the sale of securities during fiscal 2008; however, the disclosures within the financing activities section of the statement of cash flows do not identify any securities as being sold. Tell us the reasons for this discrepancy and revise your disclosures in future filings.

Notes to Consolidated Financial Statements

Note 16. Preferred Stock – TARP, page 77

5. Tell us how you determined the relative fair values of both the preferred stock and the warrants issued to the U.S. Treasury Department in conjunction with the TARP related sale in December of 2008. You should disclose, in future filings, the assumptions utilized in arriving at the relative fair values.

6. Tell us how you are accounting for the discount on the TARP related preferred stock issued in December of 2008. We note that the discount should be amortized over the estimated life of the warrant using the effective yield method. Further, in arriving at

net income available to common shareholders, both the accretion of the discount and
dividends paid on the preferred shares should be considered.

Form 10-Q filed for the Period Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations

Credit Risk and Provision for Loan Losses, page 22

7.   We note the continued deterioration in the credit quality of your loan portfolio during
        fiscal 2008 and into the first quarter of 2009, which has resulted in a significant
        increase in nonperforming loans and assets as well as significant increases in both the
        loan loss provision and loan charge-offs during that timeframe. So that a reader will
        have a clearer understanding of the deterioration being experienced within your loan
        portfolio, the disclosures within your future filings should be expanded to specifically
        discuss the nature, geographical location and type of loans contributing to these
        increases, the problems associated with the specific individual loans, the charge-offs
        recorded, and the triggering events which lead to both the charge-offs and the
        significantly increased loan loss provisions. Your disclosures should also address the
        changes in the coverage ratio of the loan loss allowance to nonperforming loans.
        Additionally, you should discuss how these more recent and specific events and
        circumstances have been factored into and considered in the determination of the
        allowance for loan loss methodologies established by management. Provide us with
        your proposed future disclosures.

8.   We note in your tabular presentation on page 24, the breakdown of nonperforming
        loans at March 31, 2009. So that a reader would have a clear understanding of how
        management identifies problem loans within the loan portfolio as well as the steps
        taken to address any potential problems, you should address the following in future
        filings:
        • discuss the processes taken by management in identifying potential problem
          loans;
        • discuss the steps taken in identifying the nature and type of underlying
          collateral supporting these loans;
        • discuss how management determines the value of the underlying collateral (i.e.
          if appraisals are obtained, how often and under what circumstance);
        • discuss how shortfalls are addressed, including the steps taken by management
          to address these shortfalls (i.e. include the timeframe followed); and
        • discuss the timing when both initial and any subsequent loan charge-offs or
          additional loan loss provisions are recorded.

Provide us with you proposed future disclosures.

<u>Leverage, page 28</u>

9.   We note your policy of deploying earning assets primarily in federal funds sold to
address the potential volatility of deposit balances and to accommodate projected loan
funding, and in short term fixed rate investments to mitigate interest rate risk
associated with the Company's asset-sensitive balance sheet. Your disclosures in
future filings should address the adverse impact on net interest income and on the net
interest margin as a result of the company investing a significant portion of their
interest earning assets in low yielding investments.

* * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide
a draft of your proposed disclosure and provide any requested information. We may have
additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Marc Thomas at 202 551-3452, or in his absence to John Nolan at 202 551-3492. Please direct any other questions to William Friar, Senior Financial Analyst at 202 551-3418 or to Christian Windsor at 202 551-3419.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: 408 995-6620